APRIL 1 – JUNE 30, 2006


06016312


LANXESS
LANXESS

LANXESS
Energizing Chemistry

Key Data	Q2 2005	Q2 2006	Change	H1 2005	H1 2006 [2]	Change
€ million			in %			in %
Sales	1,859	1,751	(5.8)	3,588	3,587	0.0
EBITDA pre exceptionals	163	201	23.3	344	406	18.0
EBITDA margin pre exceptionals	8.8%	11.5%		9.6%	11.3%	
EBITDA	160	190	18.8	341	377	10.6
Operating result (EBIT) pre exceptionals	100	138	38.0	221	281	27.1
Operating result (EBIT)	77	127	64.9	193	252	30.6
EBIT margin	4.1%	7.9%		5.4%	7.0%	
Net income	24	77	*	94	159	69.1
Earnings per share (€)	0.33	0.91	*	1.29	1.88	45.7
Cash flow from operating activities	130	61	(53.1)	120	97	(19.2)
Depreciation and amortization	83	63	(24.1)	148	125	(15.5)
Capital expenditures	48	44	(8.3)	99	81	(18.2)
Total assets				4,341 [1]	4,259	(1.9)
Equity (including minority interest)				1,256 [1]	1,411	12.3
Equity ratio				28.9% [1]	33.1%	
Pension provisions				497 [1]	505	1.6
Net financial liabilities				680 [1]	590	(13.2)
Number of employees (June 30)				18,282 [1]	17,036	(6.8)

* change of more than 100%

[1] December 31, 2005

[2] The Fibers business unit in the Engineering Plastics segment and the Paper business unit in the Performance Chemicals segment were divested effective February 28, 2006 and March 31, 2006, respectively. The sales and earnings of these business units up to the respective dates of divestment are reflected in the consolidated interim financial statements.

Q2 2006 Events in Brief	
April 4	LANXESS releases its results for fiscal 2005 and announces the third package of restructuring measures.
April 7	LANXESS invests more than €20 million in expanding plants in Germany for the Semi-Crystalline Products and Material Protection Products business units.
April 26	At Chinaplas, Asia's largest plastics and rubber trade show, held in Shanghai, LANXESS announces it will step up its focus on Asia.
May 15	LANXESS receives an initial rating from international ratings agency Fitch (BBB with stable outlook).
May 18	LANXESS releases its results for the first quarter of 2006.
	Rating agency Standard & Poor's raises its outlook on LANXESS' existing rating to positive (BBB- with positive outlook).
May 31	LANXESS AG holds its second Annual Stockholders' Meeting.
	LANXESS announces its intention to divest the Textile Processing Chemicals (TPC) business unit by the end of 2006.
June 12	Rating agency Moody's also revises its outlook on LANXESS's existing rating from stable to positive (Baa3 with positive outlook).

More information on these topics is provided under "Investor Relations" at www.lanxess.com

LANXESS STOCK

LANXESS Stock The price of LANXESS stock rose sharply at the start of the second quarter of 2006. Fiscal 2005 results and the announcement of the third package of restructuring measures on April 4, 2006 garnered positive feedback from the capital market. This was also reflected in the share price, which hit an all-time high of €35.00 on May 9, 2006. From mid-May onward, the general correction in the stock markets influenced the performance of LANXESS stock, leading to price fluctuations. The announcement of the results for the first quarter of 2006 provided positive impetus for the stock price during this period. On the whole, however, LANXESS stock could not remain independent of general market developments, closing at €30.86 on June 30, down 0.48% from the closing price on March 31, 2006. During the period under review, LANXESS stock nevertheless outperformed the DAX and MDAX indices, which declined substantially at times, weakening particularly in May and June.

After a strong upturn at the end of 2005 and in the first months of 2006, the stock markets experienced the expected consolidation in the second quarter of 2006. In addition, factors such as the high price of oil, the Middle East conflict, fears of inflation in the United States and possible further interest rate hikes by the U.S. Federal Reserve adversely affected the markets. Germany's leading index, the DAX, was down 4.8% in the period under review, dropping from 5,970 points to 5,683 points. The MDAX finished the second quarter of 2006 down 9% to 7,887 points (March 31, 2006: 8,670 points). The DJ STOXX 600 Chemicals℠ index performed less well than in the previous quarter, standing at 343.37 points on June 30, 2006 (March 31, 2006: 353.87 points).

German economic indicators proved to be robust despite stock market developments. On the whole, German companies remained optimistic about their business prospects. In late June, the ifo Business Climate Index hit 106.8 points (March 31, 2006: 105.5 points). Economic trends in Western Europe as a whole and in Asia was also generally perceived as positive. The situation in North America, however, was judged to be considerably less favorable than in the first quarter of 2006.

* The Dow Jones STOXX 600 Chemicals℠ represents the chemicals-sector companies that are included in a larger index covering the 600 largest European enterprises in 18 different industries.

Stock Performance in %



130
120
110
100
90
January 2, 2006
March 31, 2006
(€31.01)
June 30, 2006
(€30.86)
LANXESS
MDAX
DJ STOXX 600 Chemicals℠
DAX

LANXESS Stock		Year 2005	Q1 2006	Q2 2006
Capital stock/no. of shares [1]	€/no. of shares	84,620,670	84,620,670	84,620,670
Market capitalization [1]	€ billion	2.28	2.62	2.61
High/low for the period	€	27.65/13.63	32.65/24.67	35.00/26.46
Closing price [1]	€	26.96	31.01	30.86
Trading volume	million shares	141.143	33.086	33.075
Earnings per share	€	(0.75)	0.97	0.91

[1] as of December 31, 2005, March 31, 2006 and June 30, 2006 respectively

BUSINESS DEVELOPMENT IN THE SECOND QUARTER OF 2006

Business Trends in the LANXESS Group

- Portfolio-adjusted sales in the second quarter of 2006 at prior-year level
- EBITDA pre exceptionals up by 23.3%
- EBITDA margin pre exceptionals rises from 8.8% to 11.5%
- Restructuring measures bear fruit sooner than expected
- Net financial liabilities down from €680 million to €590 million
- Full-year earnings guidance narrowed: €660 million to €680 million EBITDA pre exceptionals

Economic environment The global economy continued on a path of steady expansion in the second quarter of 2006. While growth rates were maintained in the Asia-Pacific region, there was a certain weakening in North America. In Germany, the economy remained robust. Both exports and rising domestic demand gave a boost to the chemical industry. In the first six months of 2006, chemical production in Germany was up by 3.4% from the previous year.

Sales Business in the LANXESS Group in the second quarter of 2006 matched expectations, with sales of €1,751 million. The 5.8% decline compared to the second quarter of 2005 was attributable mainly to the divestments of the Fibers and Paper business units and the RheinChemie subsidiary iSL-Chemie. Coming on top of these portfolio effects, which totaled €101 million, or 5.4%, was a €58 million, or 3.1%, drop in volume. On the positive side, there was a price-related sales increase of €43 million, or 2.3%, along with favorable currency effects totaling €8 million, or 0.4%.

Effects on sales	Q2 2006
Approximate data	in %
Price	2.3
Volume	(3.1)
Currency	0.4
Portfolio/other	(5.4)
	(5.8)

As in previous quarters, selling prices in major areas of activity were raised again in the second quarter of 2006 due to a sharp rise in the cost of raw materials. The volume decline was due mainly to the continued implementation of the "price before volume" strategy. The Performance Rubber segment lifted sales, while the LANXESS Group's other segments saw business decline. After adjustment for portfolio effects, however, sales of the Engineering Plastics and Performance Chemicals segments also increased.

From a geographical point of view, sales in Germany and the Asia-Pacific region advanced substantially in what continued to be positive economic environments. In the EMEA region (excluding Germany) and the Americas, sales fell short of last year's high level.

Sales by segment	Q2 2005	Q2 2006	Change	Proportion of Group sales	H1 2005	H1 2006	Change	Proportion of Group sales
	€ million	€ million	in %	in %	€ million	€ million	in %	in %
Performance Rubber	432	448	3.7	25.6	824	886	7.5	24.7
Engineering Plastics	448	425	(5.1)	24.3	862	881	2.2	24.6
Chemical Intermediates	406	394	(3.0)	22.5	795	789	(0.8)	22.0
Performance Chemicals	511	456	(10.8)	26.0	989	973	(1.6)	27.1

Gross profit The cost of sales was down by 7.0% to €1,320 million compared to the prior-year quarter due to portfolio changes and productivity improvements. Gross profit dipped by 2.0% to €431 million. At 24.6%, the gross profit margin was up by 0.9 percentage points over the previous year's figure. The segments succeeded to varying degrees in passing along what were in some cases substantial increases in raw material costs. In some areas of activity, the price increases implemented only became fully effective as the second quarter 2006 progressed. The higher gross profit margin was due mainly to the positive effects from divestments of low-earning businesses and the efficiency improvements resulting from the restructuring measures initiated in fiscal 2005.

EBITDA pre exceptionals	Q2 2005	Q2 2006	Change	H1 2005	H1 2006	Change
	€ million	€ million	in %	€ million	€ million	in %
Performance Rubber	70	62	(11.4)	126	133	5.6
Engineering Plastics	14	34	*	49	56	14.3
Chemical Intermediates	59	75	27.1	124	146	17.7
Performance Chemicals	58	70	20.7	116	139	19.8

* change of more than 100%

EBITDA and EBIT LANXESS substantially increased its operating result before depreciation and amortization (EBITDA) pre exceptionals by 23.3% over the prior-year quarter to €201 million. The EBITDA margin pre exceptionals improved by 2.7 percentage points to 11.5%. In the Performance Rubber segment, a weaker trend in the United States was not completely offset by the business growth registered in other regions, particularly Asia. Nevertheless, the segment generated one of the best results in the LANXESS Group's history. The other LANXESS segments reported good earnings growth. Implementing restructuring packages I through III enabled the LANXESS Group to reduce costs in all functions. Some parts of these packages were successfully completed even before the dates originally set for their implementation.

The third package of restructuring measures announced when the 2005 results were published on April 4, 2006 involves the Polybutadiene Rubber and Butyl Rubber business units in the Performance Rubber segment, the Styrenic Resins business unit in the Engineering Plastics segment and the Inorganic Pigments business unit in the Chemical Intermediates segment. The measures affect sites in the United States, Brazil, France and Belgium. The third restructuring package is designed to achieve further savings of approximately €50 million annually by 2009. Non-recurring charges totaling around €55 million are budgeted to implement these measures, which involve the elimination of up to 250 positions outside of Europe. In addition, LANXESS's Management Board has already launched other measures to leverage further savings potential.

The €11 million in exceptional items affecting the operating result (EBIT) in the second quarter of 2006 related to additional expenses for restructuring measures and portfolio adjustments. Further details are given in the commentary on the Corporate Center, Services, Non-Core Business, Reconciliation segment (see page 8). EBIT for the prior-year quarter was weighed down by impairment charges of €20 million on property, plant and equipment and by expenses totaling €3 million incurred in connection with antitrust investigations in the Performance Rubber and Performance Chemicals segments.

Financial result The financial result amounted to minus €9 million compared with minus €48 million in the prior-year quarter, thanks to improvements in the net interest position and the balance of exchange gains and losses. The financial result in the second quarter of 2005 also included expenses for the repurchase and resale of the convertible bond issued in September 2004.

Income before income taxes Income before income taxes improved from €29 million in the prior-year quarter to €118 million in the second quarter of 2006. Tax expense rose by €35 million to €40 million due to the substantially higher income, giving an effective tax rate of 33.9%.

Net income and earnings per share Income attributable to minority interests was €1 million (Q2 2005: €0 million). Net income rose to €77 million, compared with €24 million for the same period of 2005. Basic earnings per share were €0.91 in the second quarter of 2006, against €0.33 in the second quarter of 2005. The earnings-per-share figure should be seen in light of the capital increase carried out in the third quarter of 2005, which raised the number of shares by 11,586,478 to 84,620,670.

Business Trends by Region

Sales by market	Q2 2005		Q2 2006		Change	H1 2005		H1 2006		Change
	€ million	% of total sales	€ million	% of total sales	in %	€ million	% of total sales	€ million	% of total sales	in %
EMEA (excluding Germany)	660	35.5	584	33.3	(11.5)	1,300	36.2	1,203	33.5	(7.5)
Germany	400	21.5	411	23.5	2.8	790	22.0	828	23.1	4.8
Americas	504	27.1	455	26.0	(9.7)	953	26.6	952	26.5	(0.1)
Asia-Pacific	295	15.9	301	17.2	2.0	545	15.2	604	16.9	10.8
	1,859	**100.0**	**1,751**	**100.0**	**(5.8)**	**3,588**	**100.0**	**3,587**	**100.0**	**0.0**

In the EMEA region (Europe [except Germany], Middle East, Africa), LANXESS Group sales fell by 11.5% to €584 million. Adjusted for portfolio changes and currency effects, sales were down by 7.8%. Whereas business in the Performance Chemicals segment showed a slight increase from the prior-year quarter, sales of the other segments declined. Increases were recorded in eastern European markets, while sales in Belgium and Italy were below the level of the same period last year. The EMEA region accounted for 33.3% of Group sales, against 35.5% in the second quarter of 2005.

In Germany, LANXESS registered sales growth of 2.8% to €411 million in the second quarter of 2006. Adjusted for portfolio changes, sales climbed by 6.2%. Sales in all segments were ahead of the prior-year period, growing by double-digit percentages in the Performance Rubber and Engineering Plastics segments. Germany accounted for 23.5% of total sales, against 21.5% in the prior-year quarter.

In the Americas region, LANXESS reported a 9.7% decline in sales, to €455 million, against a background of somewhat slower economic growth. After adjusting for portfolio changes and currency effects, sales dropped by 4.7%. Whereas the Performance Chemicals segment saw a slight increase in sales, those in the other segments were below the respective levels of the previous year. This was partly because of the temporary production cutbacks at the Sarnia, Canada, site due to delivery problems experienced by a raw material supplier in early 2006, the effects of which reached into the second quarter of 2006. The Americas region accounted for 26.0% of total sales, down from 27.1%.

Sales in the Asia-Pacific region in the second quarter of 2006 totaled €301 million, up 2.0% over the prior-year quarter. Adjusted for currency effects and the prior-year sales of the divested businesses, the increase in sales was 3.4%. Sales increased in all segments, with above-average growth in Performance Rubber. The drivers of this growth were the Chinese and Indian markets, where sales increases were well into double digits. This region's share of total sales rose from 15.9% in the prior-year period to 17.2%.

Segment Information

Performance Rubber	Q2 2005		Q2 2006		Change	H1 2005		H1 2006		Change
	€ million	in % of sales	€ million	in % of sales	in %	€ million	in % of sales	€ million	in % of sales	in %
Sales	432		448		3.7	824		886		7.5
EBITDA pre exceptionals	70	16.2	62	13.8	(11.4)	126	15.3	133	15.0	5.6
EBITDA	68	15.7	62	13.8	(8.8)	124	15.0	132	14.9	6.5
Operating result (EBIT) pre exceptionals	54	12.5	45	10.0	(16.7)	95	11.5	100	11.3	5.3
Operating result (EBIT)	52	12.0	45	10.0	(13.5)	93	11.3	99	11.2	6.5
Capital expenditures*	15		15		0.0	24		25		4.2
Depreciation and amortization	16		17		6.3	31		33		6.5

* intangible assets and property, plant and equipment

Second-quarter sales in the **Performance Rubber** segment, at €448 million, were 3.7% above the high level of the prior-year quarter (€432 million). Further increases in raw material and energy costs led to price increases in all business units in this segment, resulting in price-related sales growth of 8.3%. This was reinforced by a positive currency effect of 1.4%. Volume declined by 6.0% against the backdrop of a high-volume prior-year quarter, particularly in the Polybutadiene Rubber business unit. This business unit felt the effect of the anticipated volume decline in the Americas region. LANXESS had already adjusted production capacities at the site in Orange, Texas, at the start of 2006 as market consolidation set in. In contrast, business in the Asia-Pacific region expanded significantly thanks to competitive pricing. In the Butyl Rubber business unit, both prices and volumes were up. In the Technical Rubber Products business unit, price increases more than compensated for the decline in volume.

EBITDA pre exceptionals of the Performance Rubber segment fell by 11.4% to €62 million. Even so, the segment generated one of the best results in the LANXESS Group's history. The Polybutadiene Rubber business unit had seen an extraordinarily strong second quarter last year in terms of earnings. The Butyl Rubber and Technical Rubber Products business units benefited from price increases and the implementation of cost-cutting measures. The delivery problems experienced by a raw material supplier in North America at the end of 2005 had a mildly adverse effect on segment earnings. The EBITDA margin pre exceptionals for the segment as a whole was down by 2.4 percentage points to 13.8%.

The €2 million in exceptional items in this segment in the prior-year quarter involved expenses incurred in connection with the settlement of antitrust investigations in the Technical Rubber Products business unit in 2005.

Engineering Plastics	Q2 2005		Q2 2006		Change	H1 2005		H1 2006		Change
	€ million	in % of sales	€ million	in % of sales	in %	€ million	in % of sales	€ million	in % of sales	in %
Sales	448		425		(5.1)	862		881		2.2
EBITDA pre exceptionals	14	3.1	34	8.0	**	49	5.7	56	6.4	14.3
EBITDA	14	3.1	34	8.0	**	49	5.7	56	6.4	14.3
Operating result (EBIT) pre exceptionals	6	1.3	26	6.1	**	32	3.7	40	4.5	25.0
Operating result (EBIT)	(6)	(1.3)	26	6.1		18	2.1	40	4.5	**
Capital expenditures*	9		10		11.1	14		15		7.1
Depreciation and amortization	20		8		(60.0)	31		16		(48.4)

* intangible assets and property, plant and equipment
** change of more than 100%

Sales in the **Engineering Plastics** segment were down by 5.1% to €425 million in the second quarter of 2006 due to portfolio changes. Adjusted for the sales of the Fibers business unit, which was divested in the first quarter of 2006, segment sales were slightly higher year on year. The 1.8% increase is explained by price effects of plus 0.2%, currency effects of minus 0.2%, and 1.8% growth in volume. The Styrenic Resins business unit imposed price increases in a stable market environment, while volumes declined slightly due to the consistent implementation of the "price before volume" strategy. By contrast, volume growth was recorded in ABS plastics, particularly in the Asia-Pacific region. Among the main elements of LANXESS's first restructuring package, announced in June 2005, is the concentration of European ABS specialties production in Tarragona, Spain, which is taking place according to schedule. The markets served by the Semi-Crystalline Products business unit experienced high demand, especially in the Europe and Asia-Pacific regions, supported by the on-time commissioning of the new compounding facility at Wuxi, China, in the first quarter of 2006. Volumes exceeded the already high levels of the prior-year quarter. Prices here remained at the previous year's level.

EBITDA pre exceptionals more than doubled, from €14 million to €34 million. The restructuring measures initiated in the Styrenic Resins business unit also had a pronounced effect. The site consolidations at Dormagen and in Brazil already led to improved cost structures, with the resulting savings offsetting the increases in raw material and energy costs. Earnings in the Semi-Crystalline Products business unit also rose disproportionately to sales, helped by the success achieved in passing on higher raw material, and especially energy, prices. The divestment of the loss-making Fibers business provided a further boost to earnings in this segment. The EBITDA margin pre exceptionals rose by 4.9 percentage points to 8.0%.

Chemical Intermediates	Q2 2005		Q2 2006		Change	H1 2005		H1 2006		Change
	€ million	in % of sales	€ million	in % of sales	in %	€ million	in % of sales	€ million	in % of sales	in %
Sales	406		394		(3.0)	795		789		(0.8)
EBITDA pre exceptionals	59	14.5	75	19.0	27.1	124	15.6	146	18.5	17.7
EBITDA	59	14.5	75	19.0	27.1	124	15.6	146	18.5	17.7
Operating result (EBIT) pre exceptionals	40	9.9	59	15.0	47.5	90	11.3	114	14.4	26.7
Operating result (EBIT)	34	8.4	59	15.0	73.5	81	10.2	114	14.4	40.7
Capital expenditures*	18		8		(55.6)	27		17		(37.0)
Depreciation and amortization	25		16		(36.0)	43		32		(25.6)

* intangible assets and property, plant and equipment

Sales in the **Chemical Intermediates** segment in the second quarter of 2006 came to €394 million, down 3.0% from the prior-year period. Price and volume changes had negative effects of 0.5% and 3.0%, respectively, while there was a 0.5% positive effect from changes in exchange rates. The Basic Chemicals business unit developed well, with slight price increases. The Saltigo business unit saw a drop in agrochemical sales, due primarily to dry weather that reduced the demand for fungicides. Higher sales of pharmaceutical intermediates did not entirely offset this effect. The Saltigo business unit, which became a separate legal entity with economic effect from January 1, 2006, embarked on promising new projects with pharmaceuticals customers in the second quarter of 2006. Rising sales of higher-priced products led to price and volume growth in the Inorganic Pigments business unit, which benefited from its strong market position in Europe and the brisk demand from the construction industry.

EBITDA pre exceptionals of the Chemical Intermediates segment increased by a substantial 27.1% from the previous year, to €75 million. Earnings in the Basic Chemicals business unit were at the level of the prior-year period. Increases in the price of raw materials, particularly toluenes and benzenes, were successfully passed along in the market. In the Saltigo business unit, the restructuring measures initiated in 2005 led to cost savings across all functions, resulting in higher earnings despite the drop in sales. This being a strongly project-oriented business, Saltigo sales and earnings are always subject to a certain volatility. In the Inorganic Pigments business unit, earnings developed very well due to increased capacity utilization. The segment's EBITDA margin pre exceptionals rose by 4.5 percentage points to 19.0%.

In the prior-year period, EBIT of the segment was held back by €6 million in impairment charges in the Saltigo business unit. As in the previous quarter, no impairment charges needed to be taken in the second quarter of 2006 thanks to the restructuring measures initiated and the associated reorganization of the Saltigo business unit.

Performance Chemicals	Q2 2005		Q2 2006		Change	H1 2005		H1 2006		Change
	€ million	in % of sales	€ million	in % of sales	in %	€ million	in % of sales	€ million	in % of sales	in %
Sales	511		456		(10.8)	989		973		(1.6)
EBITDA pre exceptionals	58	11.4	70	15.4	20.7	116	11.7	139	14.3	19.8
EBITDA	57	11.2	70	15.4	22.8	115	11.6	138	14.2	20.0
Operating result (EBIT) pre exceptionals	42	8.2	56	12.3	33.3	85	8.6	108	11.1	27.1
Operating result (EBIT)	41	8.0	56	12.3	36.6	84	8.5	107	11.0	27.4
Capital expenditures*	14		11		(21.4)	26		23		(11.5)
Depreciation and amortization	16		14		(12.5)	31		31		0.0

* intangible assets and property, plant and equipment

Sales in the **Performance Chemicals** segment fell by 10.8% from the prior-year period, to €456 million, due to portfolio changes. Adjusted for the divestment of the Paper business unit and of RheinChemie subsidiary iSL-Chemie, organic growth amounted to 2.9%, comprising a positive price effect of 1.6% and a volume increase of 1.3%. The Leather business unit was able to raise prices, helped by its strong market position in the Asia-Pacific region. Two new production facilities in Wuxi, China, which have now been completed, will further reinforce this position. Healthy volume growth was reported by the Material Protection Products business unit. Sales of the cold-sterilization agent Velcorin and of wood preservatives benefited particularly from seasonal effects. In the RheinChemie business unit, price and volume increases offset the effects of the iSL-Chemie divestment. The more intense competition already anticipated in the first quarter led to the expected slight decrease in volumes in the Rubber Chemicals business unit. LANXESS assumes this trend will continue throughout 2006.

Due primarily to positive development in the Leather, RheinChemie and Material Protection Products business units, EBITDA pre exceptionals for the segment improved by 20.7% to €70 million. In the Textile Processing Chemicals business unit, too, restructuring reduced functional costs, thereby boosting earnings on level sales. LANXESS addressed the difficult market environment in the Rubber Chemicals business unit by improving efficiency. Earnings of this business unit were also hampered by costs for commissioning the facilities of the new Anhui Tong Feng Shengda Chemical Co. Ltd. This production joint venture in Tongling, China, will enable LANXESS to build on the leading position it already holds in the Chinese rubber chemicals market. The segment's EBITDA margin pre exceptionals improved by 4.0 percentage points to 15.4%.

The €1 million in exceptional items in this segment in the prior-year quarter involved expenses incurred in connection with the settlement of antitrust investigations in the Rubber Chemicals business unit in 2005.

Corporate Center, Services, Non-Core Business, Reconciliation

Corporate Center, Services, Non-Core Business, Reconciliation	Q2 2005	Q2 2006	Change	H1 2005	H1 2006	Change
	€ million	€ million	in %	€ million	€ million	in %
Sales	62	28	(54.8)	118	58	(50.8)
EBITDA pre exceptionals	(38)	(40)	5.3	(71)	(68)	(4.2)
EBITDA	(38)	(51)	34.2	(71)	(95)	33.8
Operating result (EBIT) pre exceptionals	(42)	(48)	14.3	(81)	(81)	0.0
Operating result (EBIT)	(44)	(59)	34.1	(83)	(108)	30.1
Capital expenditures*	(8)	0	(100.0)	8	1	(87.5)
Depreciation and amortization	6	8	33.3	12	13	8.3

* intangible assets and property, plant and equipment

The €11 million in exceptional charges taken in this segment in the second quarter of 2006 related to the extensive restructuring activities and portfolio adjustments already initiated in the previous year. These charges mainly comprised personnel adjustment costs, expenses for closures or partial closures of facilities, and costs for the preparation and execution of corporate transactions.

The transformation process initiated by the Board of Management involves a Group-wide, cross-segment program of asset consolidations, process improvements and portfolio adjustments. Since it is therefore not possible to allocate the related expenses accurately among the operating segments, they are reflected here as in fiscal 2005.

Financial Condition

Balance sheet structure As of June 30, 2006, the LANXESS Group had total assets of €4,259 million, slightly below the December 31, 2005 figure of €4,341 million. Non-current assets declined by 5.7% to €1,730 million. The decrease – mainly in property, plant and equipment – was related to portfolio adjustments and the fact that capital expenditures were below the level of depreciation. The ratio of non-current assets to total assets was virtually unchanged at 40.6%.

Current assets rose by just 0.9% from December 31, 2005, to €2,529 million. Inventories were 2.8% higher, while trade receivables declined by 3.4%. Adjusted for currency effects and portfolio changes, these two items rose by 8.9% and 4.0%, respectively, due to seasonal effects and to higher raw material and energy costs. Liquid assets remained almost unchanged at €135 million. As of June 30, 2006, current assets made up 59.4% of total assets.

Equity, including minority interests, rose by 12.3% from December 31, 2005, to €1,411 million, in light of the positive net earnings. The equity ratio as of June 30, 2006, was 33.1%.

Non-current liabilities decreased by 2.9% to €1,531 million. The ratio of non-current liabilities to total assets was almost unchanged from December 31, 2005, at 35.9%. Current liabilities declined by 12.7% to €1,317 million. Trade payables fell, due to seasonal factors and the divestment of the Fibers and Paper business units. The change in current provisions was mainly due to the deployment of funds for restructuring measures, bonus payments, and payments made in connection with the settlement of litigation involving rubber products. The ratio of current liabilities to total assets was further reduced to 30.9% as of June 30, 2006, from 34.8% as of December 31, 2005.

Liquidity and capital resources Cash flow from operating activities in the first six months of 2006 was down by €23 million from the prior-year period, to €97 million. With pre-tax income amounting to €233 million, the increase in working capital compared to December 31, 2005 resulted in a cash outflow of €206 million. Changes in other assets and liabilities resulted in an additional outflow of €31 million. Operating cash flow was diminished by €100 million in non-recurring payments that related partly to the utilization of provisions set up at the end of 2005 for restructuring projects, partly to antitrust settlements, and partly to a higher level of bonus payments than in the prior-year period. Adjusted for these payments, operating cash flow improved substantially.

Investing activities provided a net cash inflow of €11 million, against a €91 million net outflow in the first six months of 2005. The cash inflow in the first half of 2006 from the divestment of the Fibers and Paper business units and the subsidiary iSL-Chemie came to €103 million. A €17 million cash outflow for financial assets comprised an equalization payment related to the prior-year loss of Bayer Industry Services GmbH & Co. OHG. Disbursements for additions to property, plant and equipment and intangible assets were 18.2% below the prior-year period at €81 million, well below the €125 million in depreciation and amortization. The largest share of capital expenditures in the first six months of 2006 was made in the Performance Rubber and

Performance Chemicals segments, particularly in the Butyl Rubber business unit at the site in Sarnia, Canada, and the Functional Chemicals business unit at the site in Weifang, China. Significant capital spending also took place in the Engineering Plastics segment at the site in Krefeld-Uerdingen, Germany.

Regarding financing activities, there was a cash outflow of €114 million to repay loans, and a €26 million outflow for interest expense and other disbursements related to non-operating activities.

Liquid assets fell by just €9 million from December 31, 2005, to €127 million. Net financial debt as of June 30, 2006 was €590 million, down 13.2% from the €680 million reported as of December 31, 2005. Net financial debt has been more than halved since June 30, 2005, and the decrease in the first six months of 2006 evidences the LANXESS Group's strict capital discipline.

In May 2006, LANXESS received a BBB rating with stable outlook from the rating agency Fitch. Later in the second quarter, rating agencies Moody's Investor Services and Standard & Poor's raised their outlooks for LANXESS to positive (BBB- with positive outlook and Baa3 with positive outlook, respectively).

Outlook LANXESS expects the world economy to maintain a good rate of growth in the second half of fiscal 2006, providing an environment conducive to chemical industry activity. Economic conditions in Germany should be favorable. In the Americas, the market trend is likely to remain positive, but with slower growth. The strongest growth will continue to take place in the Asia-Pacific region. Raw material and energy costs are expected to remain high and volatile. LANXESS will continue to factor this into its pricing as it has done in the past.

LANXESS is addressing the increasingly challenging market environment, partly through the restructuring measures initiated. Since these are fortunately being implemented faster than planned, LANXESS is able to narrow its earnings guidance for the full year 2006. EBITDA pre exceptionals is now expected to increase to between €660 million and €680 million, which is at the top end of the €640 million to €680 million range previously communicated.

In light of its consistently applied "price before volume" strategy, the LANXESS Group continues to anticipate only moderate growth in sales from continuing operations.

Capital expenditures in fiscal 2006 will be at the upper end of the €250 million to €270 million range and thus above the previous year's figure.

Events after the Balance Sheet Date In July 2006, LANXESS announced a fourth restructuring package, including Group-wide measures to further enhance efficiency. The focus will be on efficiency improvements at the site in Antwerp, Belgium, and adjustments to LANXESS's service structures worldwide. These measures are designed to achieve further annual cost savings of about €50 million by 2009. Non-recurring expenses of around €65 million will be necessary to implement them. The savings are expected to be accretive to EBITDA pre exceptionals by about €40 million.

LANXESS GROUP INCOME STATEMENT

	Q2 2005		Q2 2006		H1 2005		H1 2006	
	€ million	in % of sales	€ million	in % of sales	€ million	in % of sales	€ million	in % of sales
Sales	**1,859**		**1,751**		**3,588**		**3,587**	
Cost of sales	(1,419)	(76.3)	(1,320)	(75.4)	(2,706)	(75.4)	(2,719)	(75.8)
Gross profit	**440**	**23.7**	**431**	**24.6**	**882**	**24.6**	**868**	**24.2**
Selling expenses	(221)	(11.9)	(202)	(11.5)	(432)	(12.0)	(403)	(11.2)
Research and development expenses	(28)	(1.5)	(22)	(1.3)	(54)	(1.5)	(44)	(1.2)
General administration expenses	(71)	(3.8)	(64)	(3.7)	(142)	(4.0)	(128)	(3.6)
Other operating income	17	0.9	95	5.4	47	1.3	145	4.0
Other operating expenses	(60)	(3.2)	(111)	(6.3)	(108)	(3.0)	(186)	(5.2)
Operating result (EBIT)	**77**	**4.1**	**127**	**7.3**	**193**	**5.4**	**252**	**7.0**
Income from investment in associate	3	0.2	1	0.1	8	0.2	10	0.3
Income from other affiliated companies	0	0.0	1	0.1	0	0.0	1	0.0
Other interest and similar income	1	0.1	2	0.1	3	0.1	4	0.1
Interest and similar expenses	(14)	(0.7)	(8)	(0.5)	(26)	(0.7)	(17)	(0.5)
Other financial income and expenses – net	(38)	(2.0)	(5)	(0.3)	(55)	(1.5)	(17)	(0.5)
Financial result	**(48)**	**(2.6)**	**(9)**	**(0.5)**	**(70)**	**(2.0)**	**(19)**	**(0.5)**
Income before income taxes	**29**	**1.6**	**118**	**6.7**	**123**	**3.4**	**233**	**6.5**
Income taxes	(5)	(0,3)	(40)	(2.3)	(28)	(0.8)	(72)	(2.0)
Income after taxes	**24**	**1.3**	**78**	**4.5**	**95**	**2.6**	**161**	**4.5**
of which attributable to minority stockholders	0	0.0	1	0.1	1	0.0	2	0.1
of which attributable to LANXESS AG stockholders (net income)	24	1.3	77	4.4	94	2.6	159	4.4
Basic earnings per share (€)	**0.33**		**0.91**		**1.29**		**1.88**	
Diluted earnings per share (€)	**0.27**		**0.91**		**1.13**		**1.88**	

LANXESS GROUP BALANCE SHEET

€ million	December 31, 2005	June 30, 2006
ASSETS		
Intangible assets	53	45
Property, plant and equipment	1,526	1,444
Investment in associate	22	45
Investments in other affiliated companies	4	4
Non-current financial assets	48	38
Deferred taxes	103	71
Other non-current assets	79	83
Non-current assets	**1,835**	**1,730**
Inventories	1,068	1,098
Trade receivables	1,065	1,029
Current financial assets	37	44
Other current assets	200	223
Liquid assets	136	135
Current assets	**2,506**	**2,529**
Total assets	**4,341**	**4,259**
EQUITY AND LIABILITIES		
Capital stock and capital reserves	889	889
Other reserves	748	685
Net income (loss)	(63)	159
Accumulated other comprehensive loss	(335)	(339)
Equity attributable to minority interest	17	17
Equity	**1,256**	**1,411**
Provisions for pensions and other post-employment benefits	497	505
Other non-current provisions	302	289
Non-current financial liabilities	644	618
Non-current tax liabilities	26	26
Other non-current liabilities	32	28
Deferred taxes	75	65
Non-current liabilities	**1,576**	**1,531**
Other current provisions	401	370
Current financial liabilities	172	107
Trade payables	694	604
Current tax liabilities	27	52
Other current liabilities	215	184
Current liabilities	**1,509**	**1,317**
Total equity and liabilities	**4,341**	**4,259**

LANXESS GROUP STATEMENT OF CHANGES IN EQUITY

€ million	Capital stock and capital reserves	Other reserves	Net income (loss)	Accumulated other comprehensive loss		Equity attributable to LANXESS AG stockholders	Equity attributable to minority interest	Total
				Currency translation adjustment	Derivative financial instruments			
December 31, 2004	**836**	**896**	**(12)**	**(375)**	**6**	**1,351**	**14**	**1,365**
Dividend payments						0	(2)	(2)
Allocation to retained earnings		(12)	12			0		0
Exchange differences				32		32		32
Other changes in equity		(253)			(14)	(267)	2	(265)
Net income			94			94	1	95
June 30, 2005	**836**	**631**	**94**	**(343)**	**(8)**	**1,210**	**15**	**1,225**
December 31, 2005	**889**	**748**	**(63)**	**(334)**	**(1)**	**1,239**	**17**	**1,256**
Dividend payments						0	(1)	(1)
Allocation to retained earnings		(63)	63			0		0
Exchange differences				(18)		(18)	(1)	(19)
Other changes in equity					14	14		14
Net income			159			159	2	161
June 30, 2006	**889**	**685**	**159**	**(352)**	**13**	**1,394**	**17**	**1,411**

LANXESS GROUP CASH FLOW STATEMENT

	H1 2005	H1 2006
€ million		
Income before income taxes	**123**	**233**
Depreciation and amortization	148	125
Income from investment in associate	(8)	(10)
(Gains) losses on retirements of property, plant and equipment	(1)	0
Losses from non-operating activities	58	12
Income taxes	(17)	(26)
Change in inventories	(115)	(98)
Changes in trade receivables	(28)	(41)
Changes in trade payables	(120)	(67)
Changes in other assets and liabilities	80	(31)
Net cash provided by operating activities	**120**	**97**
Cash outflow for additions to intangible assets, property, plant and equipment	(99)	(81)
Cash outflow relating to financial assets	0	(17)
Cash inflow from sales of intangible assets, property, plant and equipment	5	1
Cash inflows from sales of subsidiaries and other businesses	0	103
Interest and dividends received	3	5
Net cash provided by (used in) investing activities	**(91)**	**11**
Dividend payments to minority stockholders	(2)	0
Proceeds from borrowings	844	49
Repayments of borrowings	(717)	(137)
Interest paid and other financial disbursements	(53)	(26)
Net cash provided by (used in) financing activities	**72**	**(114)**
Change in cash and cash equivalents from business activities	**101**	**(6)**
Cash and cash equivalents as of January 1	72	136
Other changes in cash and cash equivalents	4	(3)
Cash and cash equivalents as of June 30	**177**	**127**
Marketable securities and other instruments	1	8
Liquid assets as per balance sheet	**178**	**135**

SEGMENT AND REGION DATA

Key Data by Segment

Second Quarter	Q2 2005	Q2 2006	Q2 2005	Q2 2006	Q2 2005	Q2 2006
€ million	Performance Rubber		Engineering Plastics		Chemical Intermediates	
Sales	432	448	448	425	406	394
EBITDA pre exceptionals	70	62	14	34	59	75
EBITDA margin pre exceptionals	16.2%	13.8%	3.1%	8.0%	14.5%	19.0%
EBITDA	68	62	14	34	59	75
Segment result/EBIT pre exceptionals	54	45	6	26	40	59
Segment result/EBIT	52	45	(6)	26	34	59
Capital expenditures	15	15	9	10	18	8
Depreciation and amortization	16	17	20	8	25	16

First Half	H1 2005	H1 2006	H1 2005	H1 2006	H1 2005	H1 2006
€ million	Performance Rubber		Engineering Plastics		Chemical Intermediates	
Sales	824	886	862	881	795	789
EBITDA pre exceptionals	126	133	49	56	124	146
EBITDA margin pre exceptionals	15.3%	15.0%	5.7%	6.4%	15.6%	18.5%
EBITDA	124	132	49	56	124	146
Segment result/EBIT pre exceptionals	95	100	32	40	90	114
Segment result/EBIT	93	99	18	40	81	114
Capital expenditures	24	25	14	15	27	17
Depreciation and amortization	31	33	31	16	43	32
Number of employees (June 30)	3,119 [1]	3,026	3,479 [1]	2,869	3,353 [1]	3,698

[1] December 31, 2005

Key Data by Region

Second Quarter	Q2 2005	Q2 2006	Q2 2005	Q2 2006	Q2 2005	Q2 2006
€ million	EMEA (excluding Germany)		Germany		Americas	
Sales by market	660	584	400	411	504	455
Proportion of Group sales	35.5%	33.3%	21.5%	23.5%	27.1%	26.0%

First Half	H1 2005	H1 2006	H1 2005	H1 2006	H1 2005	H1 2006
€ million	EMEA (excluding Germany)		Germany		Americas	
Sales by market	1,300	1,203	790	828	953	952
Proportion of Group sales	36.2%	33.5%	22.0%	23.1%	26.6%	26.5%
Number of employees (June 30)	3,290 [1]	3,205	9,410 [1]	8,601	3,694 [1]	3,264

[1] December 31, 2005

	Q2 2005	Q2 2006	Q2 2005	Q2 2006	Q2 2005	Q2 2006
	Performance Chemicals		**Corporate Center, Services, Non-Core Business, Reconciliation**		**LANXESS**	
	511	456	62	28	1,859	1,751
	58	70	(38)	(40)	163	201
	11.4%	15.4%	–	–	8.8%	11.5%
	57	70	(38)	(51)	160	190
	42	56	(42)	(48)	100	138
	41	56	(44)	(59)	77	127
	14	11	(8)	0	48	44
	16	14	6	8	83	63

	H1 2005	H1 2006	H1 2005	H1 2006	H1 2005	H1 2006
	Performance Chemicals		**Corporate Center, Services, Non-Core Business, Reconciliation**		**LANXESS**	
	989	973	118	58	3,588	3,587
	116	139	(71)	(68)	344	406
	11.7%	14.3%	–	–	9.6%	11.3%
	115	138	(71)	(95)	341	377
	85	108	(81)	(81)	221	281
	84	107	(83)	(108)	193	252
	26	23	8	1	99	81
	31	31	12	13	148	125
	4,743 [1]	4,286	3,588 [1]	3,157	18,282 [1]	17,036

	Q2 2005	Q2 2006	Q2 2005	Q2 2006
	Asia-Pacific		**LANXESS**	
	295	301	1,859	1,751
	15.9%	17.2%	100.0%	100.0%

	H1 2005	H1 2006	H1 2005	H1 2006
	Asia-Pacific		**LANXESS**	
	545	604	3,588	3,587
	15.2%	16.9%	100.0%	100.0%
	1,888 [1]	1,966	18,282 [1]	17,036

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2006

Recognition and Valuation Principles Like the consolidated financial statements as of December 31, 2005, the unaudited interim consolidated financial statements as of June 30, 2006 were prepared in accordance with the standards of the International Accounting Standards Board (IASB), London, U.K. Reference should be made as appropriate to the notes to the consolidated financial statements as of December 31, 2005. IAS 34 (Interim Financial Reporting) has been applied in addition.

Scope of Consolidation The consolidated financial statements of the LANXESS Group include the parent company LANXESS AG and all material domestic and foreign subsidiaries. Dorlastan Fibers LLC, Bushy Park, United States, was divested effective February 28, 2006 and has been excluded from the consolidation.

Fifty-seven companies were fully consolidated into the financial statements of the LANXESS Group as of June 30, 2006. In addition, unchanged from December 31, 2005, Chrome International South Africa (Pty) Ltd. was included by proportionate consolidation, while Bayer Industry Services GmbH & Co. OHG was included at equity.

The divestments of the Fibers business unit effective February 28, 2006 and of the Paper business unit effective March 31, 2006 did not lead to any material changes in the assets and liabilities of the LANXESS Group reflected in the consolidated financial statements as of June 30, 2006.

The results of the Fibers and Paper business units up to their respective divestment dates – February 28, 2006 and March 31, 2006 – are reflected in net income of the Group.

Currently, an investor is being sought for the Textile Processing Chemicals business unit in the Performance Chemicals segment – one who wishes to participate in the ongoing consolidation in the textile processing chemicals sector and build on the good market position the business unit has achieved. The aim is to secure the future of this business unit, which has been successfully restructured over the past two years to enhance its competitiveness. It is planned to complete the transaction by year end.

Changes in Risk Profile LANXESS bears 30% of the costs of antitrust and civil law actions relating to certain rubber products under an agreement with Bayer in connection with the spin-off. As a result, LANXESS incurred €2 million in expenses for external consultants in the first six months of 2006, which are reported as exceptional items. As of June 30, 2006, disbursements of €30 million had been made out of the provisions set up as of December 31, 2005 relating to this litigation. Further disbursements from these provisions will be made in the second half of 2006. Attention is drawn to the notes to the consolidated financial statements as of December 31, 2005, which contain further details on the litigation concerning rubber products and the exhaustion of the €100 million limit on LANXESS AG's pro-rata reimbursements of expenses occasioned by the settlements entered into by Bayer AG in fiscal 2005.

Employees The LANXESS Group had 17,036 employees as of June 30, 2006, compared with 18,282 as of December 31, 2005. The reduction of 1,246 includes the employees who left the Group in connection with the sales of the Fibers and Paper business units. Positions were also eliminated in the course of the global restructuring, particularly in Germany and the Americas region.

Earnings per Share Earnings per share for the second quarter and first half of 2006 were calculated by dividing Group net income by the 84,620,670 shares admitted to trading on the Frankfurt Stock Exchange. For the second quarter and first half of 2005, basic earnings per share were computed on the basis of 73,034,192 shares, while diluted earnings per share also took into account the maximum number of shares that could have been issued if conversion rights under the convertible bond issued on September 15, 2004 had been exercised.

Contact

Please do not hesitate to contact us if you have any questions or comments.

Contact in Corporate Communications
Christoph Sieder
Head of Corporate Communications
Tel. +49 (0) 214 30 33333
E-mail: mediarelations@lanxess.com

Contact in Investor Relations
Michael Pontzen
Head of Investor Relations
Tel. +49 (0) 214 30 33333
E-mail: ir@lanxess.com

Masthead

LANXESS AG
51369 Leverkusen
Germany
Tel. +49 (0) 214 30 33333
www.lanxess.com

Concept and design
Kirchhoff Consult AG, Hamburg, Germany

Photography
Claudia Kempf, Wuppertal, Germany

English edition
Bayer Industry Services GmbH & Co. OHG
Central Language Service

Printed by
Kunst- und Werbedruck, Bad Oeynhausen, Germany

2006 Financial Calendar	
November 15	Interim Report Q3 2006

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